Exhibit 99.1

NEWS

Sequans Communications Announces Third Quarter 2012 Financial Results

PARIS, France – October 25, 2012 – Sequans Communications S.A. (NYSE: SQNS), a 4G chipmaker supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide, today announced financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights:

Revenues and non-IFRS earnings per share are in line with or better than guidance; gross margin is slightly below guidance.

Revenue: Revenue of $8.0 million increased 13.5% sequentially from the second quarter of 2012 and decreased 69.6% compared to the third quarter of 2011. The sequential increase reflects an increase in shipments of products, partially offset by lower license and maintenance revenues. The decrease compared to the prior year was due to lower sales of WiMAX products, following changes in the WiMAX market in the United States beginning in the second half of 2011.

Gross margin: Gross margin was 48.0% compared to 54.2% in the second quarter of 2012 and 53.6% in the third quarter of 2011.

Operating income (loss): Operating loss was $6.0 million compared to an operating loss of $8.0 million in the second quarter of 2012 and an operating profit of $1.9 million in the third quarter of 2011.

Net profit (loss): Net loss was $5.8 million, or ($0.17) per diluted share/ADS, compared to a net loss of $8.3 million, or ($0.24) per diluted share/ADS in the second quarter of 2012 and a net profit of $3.2 million, or $0.09 per diluted share/ADS in the third quarter of 2011.

Non-IFRS Net profit (loss): Excluding stock-based compensation, non-IFRS net loss was $5.0 million, or ($0.14) per diluted share/ADS, compared to a non-IFRS net loss of $7.4 million, or ($0.21) per diluted share/ADS in the second quarter of 2012, and a non-IFRS net profit of $2.8 million, or $0.08 per diluted share/ADS, in the third quarter of 2011.

In millions of US$ except percentages, shares and per share amounts	Key Metrics
	Q3 2012	%*	Q2 2012	%*	Q3 2011	%*
Revenues	$8.0		$7.0		$26.2
Gross profit	3.8	48.0%	3.8	54.2%	14.0	53.6%
Operating income (loss)	(6.0)	-74.7%	(8.0)	-113.1%	1.9	7.1%
Net profit (loss)	(5.8)	-72.2%	(8.3)	-118.0%	3.2	12.3%
Diluted EPS	$(0.17)		$(0.24)		$0.09
Number of diluted shares/ADS	34,683,839		34,678,812		35,089,236
Cash flow from (used in) operations	(3.3)		(6.4)		5.9
Cash and cash equivalents at quarter-end	36.4		40.7		65.5
Additional information:
Stock-based compensation included in operating result	0.7		0.9		1.3
Change in the fair value of convertible notes option component included in financial result	—		—		(1.7)
Non-IFRS diluted EPS (excludes stock-based compensation)	$(0.14)		$(0.21)		$0.08

*	Percentage of revenues

Sequans reports third quarter 2012 financial results

“We are reporting revenues in line with guidance,” said Georges Karam, Sequans CEO. “By optimizing our organization and maintaining stringent control of our expenses, we have been able to report a smaller loss than indicated in our guidance.

“We are pleased about the traction we are gaining in LTE with both device manufacturers and operators. We achieved additional design wins during Q3 for our second-generation high-performance chips, which we are calling the streamrichLTE™ product family, based on their industry-leading throughput and advanced features.

“Today, we also introduced the first product in a new family called streamliteLTE™ tailored to the price/performance requirements of internet-connected consumer electronics such as digital cameras and devices for machine-to-machine applications. Based on our extensive 4G experience and the foresight to include this in our roadmap early on, we have been able to develop and introduce a new chip that will expand our total available market with minimal incremental development expense.

“We expect a reduced contribution from sales of our WiMAX solution in Q4 compared to Q3, but sequentially higher LTE revenues in Q4. Although delays in network service launches are pushing out our LTE revenue acceleration, overall, our confidence is growing as we see the dynamics of the LTE market gradually shifting in our favor. As LTE technology matures and coverage expands, we expect growing demand for single-mode LTE solutions, an area where we are particularly well-positioned,” concluded Mr. Karam.

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the fourth quarter of 2012 to be in the range of $4 to $6 million, with non-IFRS gross margin around 48%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.22) and ($0.26) for the fourth quarter of 2012, with approximately 34.7 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes primarily the impact of stock based compensation.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the third quarter of 2012 today, October 25, 2012 at 8:00 a.m. EDT /14:00 CEST. To participate in the live call, analysts and investors should dial 800-288-9626 (or +1 612-332-0932 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until November 25, 2012, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 265738.

Forward Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Sequans reports third quarter 2012 financial results

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications is a 4G chipmaker, supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are inside 4G networks around the world. Sequans is based in Paris, France with additional offices throughout the world, including United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea and China. www.sequans.com

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations:   Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports third quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	Sept 30,	June 30,	Sept 30,
(in thousands of US$, except share and per share amounts)	2012	2012	2011
Revenue :
Product revenue	7,452	5,990	25,896
Other revenue	530	1,045	334

Total revenue	7,982	7,035	26,230

Cost of revenue
Cost of product revenue	4,104	3,177	12,129
Cost of other revenue	44	44	54

Total cost of revenue	4,148	3,221	12,183

Gross profit	3,834	3,814	14,047

Operating expenses :
Research and development	6,455	7,657	6,514
Sales and marketing	1,470	2,009	3,252
General and administrative	1,871	2,108	2,430
Total operating expenses	9,796	11,774	12,196

Operating income (loss)	(5,962)	(7,960)	1,851

Financial income (expense):
Interest income (expense), net	22	46	(26)
Foreign exchange gain (loss)	249	(354)	(172)
Change in the fair value of convertible notes option component	—	—	1,651

Profit (loss) before income taxes	(5,691)	(8,268)	3,304

Income tax expense	73	36	71
Profit (loss)	(5,764)	(8,304)	3,233
Attributable to :
Shareholders of the parent	(5,764)	(8,304)	3,233
Minority interests	—	—	—

Basic earnings (loss) per share	$(0.17)	$(0.24)	$0.09

Diluted earnings (loss) per share	$(0.17)	$(0.24)	$0.09

Number of shares used for computing:
— Basic	34,683,839	34,678,812	34,561,065
— Diluted	34,683,839	34,678,812	35,089,236

Sequans reports third quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended
	Sept 30 ,	Sept 30 ,
(in thousands of US$, except share and per share amounts)	2012	2011
Revenue :
Product revenue	16,756	80,746
Other revenue	2,368	1,481

Total revenue	19,124	82,227

Cost of revenue
Cost of product revenue	8,988	40,716
Cost of other revenue	132	183

Total cost of revenue	9,120	40,899

Gross profit	10,004	41,328

Operating expenses :
Research and development	21,137	19,259
Sales and marketing	5,709	9,869
General and administrative	6,091	6,137

Total operating expenses	32,937	35,265

Operating income (loss)	(22,933)	6,063

Financial income (expense):
Interest income (expense), net	99	(363)
Foreign exchange gain (loss)	(113)	(275)

Profit (Loss) before income taxes	(22,947)	5,425

Income tax expense (benefit)	164	239
Profit (Loss)	(23,111)	5,186
Attributable to :
Shareholders of the parent	(23,111)	5,186
Minority interests	—	—

Basic earnings (loss) per share	$(0.67)	$0.16

Diluted earnings (loss) per share	$(0.67)	$0.16

Number of shares used for computing:
— Basic	34,677,746	31,931,584
— Diluted	34,677,746	32,459,755

Sequans reports third quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At December 31,
(in thousands of US$)	2012	2011
ASSETS
Non-current assets
Property, plant and equipment	10,058	9,334
Intangible assets	3,855	4,233
Loan and other receivables	514	531
Available for sale assets	853	677

Total non-current assets	15,280	14,775

Current assets
Inventories	8,389	11,660
Trade receivables	4,837	8,373
Prepaid expenses and other receivables	2,945	2,571
Recoverable value added tax	398	2,008
Research tax credit receivable	7,425	4,423
Cash and cash equivalents	36,430	57,220

Total current assets	60,424	86,255

Total assets	75,704	101,030
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 34,683,839 shares authorized, issued and outstanding at September 30, 2012 (34,667,339 at December 31, 2011)	912	912
Share premium	129,309	129,283
Other capital reserves	12,334	9,368
Accumulated deficit	(77,803)	(54,691)
Other components of equity	117	(628)

Total equity	64,869	84,244

Non-current liabilities
Government grant advances and interest-free loans	141	385
Finance lease obligations	311	—
Provisions	319	259
Deferred tax liabilities	60	55

Total non-current liabilities	831	699

Current liabilities
Trade payables	4,146	8,580
Government grant advances and interest-free loans	661	717
Finance lease obligations	72	—
Other current liabilities	4,190	5,846
Deferred revenue	836	869
Provisions	99	75

Total current liabilities	10,004	16,087

Total equity and liabilities	75,704	101,030

Sequans reports third quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended September 30,
(in thousands of US$)	2012	2011
Operating activities
Profit (loss) before income taxes	(22,947)	5,425
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	3,450	2,854
Amortization and impairment of intangible assets	1,335	1,348
Share-based payment expense	2,966	2,849
Increase (decrease) in provisions	78	297
Financial expense (income)	(99)	136
Foreign exchange loss (gain)	(46)	(173)
Interest free financing benefit	—	178
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	4,856	3,993
Decrease (Increase) in inventories	3,277	(4,500)
Decrease (Increase) in research tax credit receivable	(3,002)	28
Increase (Decrease) in trade payables and other liabilities	(5,420)	(5,638)
Increase (Decrease) in deferred revenue	(33)	(257)
Increase (Decrease) in government grant advances	(385)	(486)
Income tax paid	(89)	(219)
Net cash flow from (used in) operating activities	(16,059)	5,835
Investing activities
Purchase of intangible assets and property, plant and equipment	(5,078)	(9,440)
Purchase of financial assets	(159)	652
Net cash flow used in investments activities	(5,237)	(8,788)
Financing activities
IPO proceeds, net of costs	—	59,924
Proceeds from exercice of stock options and founders’ warrants	26	406
Proceeds from borrowings and finance lease liabilities	382	—
Repayment of borrowings and finance lease liabilities	(8)	(36)
Interest received (paid)	99	(278)
Repayment of interest-free loans	—	(1,321)
Net cash flows from financing activities	499	58,695
Net increase (decrease) in cash and cash equivalents	(20,797)	55,742
Net foreign exchange difference	7	(5)
Cash and cash equivalent at January 1	57,220	9,739
Cash and cash equivalents at end of the period	36,430	65,476

Sequans reports third quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
	Sept 30,	June 30,	Sept 30,
(in thousands of US$, except share and per share amounts)	2012	2012	2011
Net IFRS profit (loss) as reported	(5,764)	(8,304)	3,233
Add back
Stock-based compensation expense according to IFRS 2	744	917	1,253
Change in the fair value of convertible notes option component	—	—	(1,651)
Non-IFRS profit (loss) adjusted	(5,020)	(7,387)	2,835

IFRS basic earnings (loss) per share as reported	$(0.17)	$(0.24)	$0.09
Add back
Stock-based compensation expense according to IFRS 2	$0.03	$0.03	$0.04
Change in the fair value of convertible notes option component	—	—	$(0.05)

Non-IFRS basic earnings (loss) per share	$(0.14)	$(0.21)	$0.08

IFRS diluted earnings (loss) per share	$(0.17)	$(0.24)	$0.09
Add back
Stock-based compensation expense according to IFRS 2	$0.03	$0.03	$0.04
Change in the fair value of convertible notes option component	—	—	$(0.05)

Non-IFRS diluted earnings (loss) per share	$(0.14)	$(0.21)	$0.08

Sequans reports third quarter 2012 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Nine months ended
	Sept 30,	Sept 30,
(in thousands of US$, except share and per share amounts)	2012	2011
Net IFRS profit (loss) as reported	(23,111)	5,186
Add back
Stock-based compensation expense according to IFRS 2	2,967	2,850
Non-IFRS profit (loss) adjusted	(20,144)	8,036

IFRS basic earnings (loss) per share as reported	$(0.67)	$0.16
Add back
Stock-based compensation expense according to IFRS 2	$0.09	$0.09

Non-IFRS basic earnings (loss) per share	$(0.58)	$0.25

IFRS diluted earnings (loss) per share	$(0.67)	$0.16
Add back
Stock-based compensation expense according to IFRS 2	$0.09	$0.09

Non-IFRS diluted earnings (loss) per share	$(0.58)	$0.25